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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 5)*

              First Union Real Estate Equity and Mortgage Investments
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                                 (Name of Issuer)

                           Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    337400-10-5
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                    May 8, 1995
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
CUSIP NO. 337400-10-5              SCHEDULE 13D
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     BK,WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,690,500
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,690,500
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,690,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.3%
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14   TYPE OF REPORTING PERSON*

     OO
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
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CUSIP No. 337400-10-5

     This Amendment No. 5 to Schedule 13D Statement is filed on behalf of TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company (the "Fund"), for the purpose of reporting (1) certain changes with respect to the financing of shares of beneficial interest, $1.00 par value (the "Stock"), of First Union Real Estate Equity and Mortgage Investments ("First Union") previously reported as having been acquired by the Fund, (2) events relating to litigation commenced by First Union, and (3) certain other matters.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In connection with the purchase by the Fund of certain other securities (the "Non-First Union Stock"), the Fund transferred to its account at Smith Barney, Inc. ("Smith Barney") 965,500 shares of beneficial interest of First Union Real Estate Equity and Mortgage Investments (the "First Union Shares"), which were subject to a margin debt of approximately $2.8 million. The First Union Shares had been held in the Fund's account at Kemper Securities, Inc., as previously reported in the Schedule 13D Statement filed by the Fund on January 17, 1995 and Amendments No. 1 and 2 thereto filed by the Fund on February 13, 1995 and March 2, 1995, respectively ("Amendment No. 1" and "Amendment No. 2").

     With respect to the margin debt at Smith Barney, interest thereon is charged in accordance with Smith Barney's policy. Interest charges, if not paid, are added to the debit balance for the next interest period. Smith Barney has a lien on the First Union Shares. Smith Barney may impose margin requirements more stringent than those required by law or exchange regulations. A copy of the agreement setting forth the terms of the margin debt is attached hereto as Exhibit 7.13.

     On April 26, 1995, the Fund, Smith Barney and Richard M. Osborne, the sole managing member of the Fund ("RMO"), entered into an agreement regarding the
margin debt.   The Fund agreed that while the First Union Shares are held as collateral for the Smith Barney margin debt neither RMO nor the Fund would cause the First Union Shares to become subject to Rule 144 under the Securities Act of 1933, as amended ("Securities Act"). In the event the First Union Shares cease to be freely saleable under the Securities Act, RMO and the Fund are required to pay to Smith Barney the margin debt in the Smith Barney account no later than three business days after the occurrence of such event. Smith Barney will not call for additional maintenance margin (except to the extent required by law or in the event the Fund purchases additional securities on margin) if the Fund meets the following equity requirements in the margin account: (1) 35% on the First Union Shares and 40% on the shares of the Non-First Union Stock for the six month period commencing April 11, 1995; (2) 45% for the entire account for the following six months thereafter; and (3) 50% for the entire account by April 11, 1996. As of April 27, 1995, the aggregate equity percentage in the account was approximately 41%. On or after May 11, 1996, Smith Barney has the right to set new margin maintenance requirements in accordance with Smith Barney's margin maintenance policy. All dividends and
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CUSIP No. 337400-10-5

distributions relating to securities in the Smith Barney account will be
deposited into and credited to the account.   A copy of the agreement is
attached hereto as Exhibit 7.14.

     RMO has irrevocably guaranteed the prompt and complete payment and performance, when due, of all obligations and liabilities of the Fund in connection with all transactions and positions now or hereafter existing in the Smith Barney account. A copy of the guarantee is attached hereto as Exhibit 7.15.

     In addition, in connection with the purchase by the Fund of the Non-First Union Stock, RMO contributed working capital to the Fund, the source of which was, in part, a line of credit from American National Bank of Parma, Ohio, dated June 24, 1994, in the principal amount of $300,000 (the "American Loan"). Initially, the American Loan had been used by RMO as the source of working capital for the Fund to purchase certain shares of Stock reported as having been acquired by the Fund in Amendments No. 3 and 4 to the Schedule 13D Statement filed by the Fund on March 13, 1995 and March 28, 1995, respectively ("Amendment No. 3" and "Amendment No. 4"). Following such initial use of the proceeds of the American Loan, RMO repaid the American Loan from personal funds.

Item 4.   PURPOSE OF TRANSACTION.

     As previously reported, on February 3, 1995, First Union commenced an action (the "First Union Action") in the U.S. District Court for the Northern District of Ohio, Eastern Division, against RMO, the Fund, The Wolstein Group, Inc., Bert Wolstein, Scott Wolstein, Heritage Capital Corporation, Developers Diversified Realty Corporation, 2000 OCC Corp., 1600 CNB Corp., Mark P. Escaja, Gerald E. Wedren and Craig Capital Co. (No. 1:95CV 0274) alleging that the named defendants were conspiring to take control of First Union, violated federal and state securities laws and breached certain obligations to other First Union shareholders. The allegations set forth in the First Union complaint are included in Amendment No. 1, the First Union complaint is attached as Exhibit 7.2 to Amendment No. 2 and the First Union amended complaint is attached as Exhibit 7.12 to Amendment No 4.

     On April 27, 1995, the Fund and RMO filed its answer and counterclaims to First Union's amended complaint. RMO and the Fund denied all charges made by First Union. In their counterclaims, RMO and the Fund allege that (1) First Union and its trustees failed to comply with the requirements of Section 14(a) of the Securities Exchange Act of 1934 and the corresponding rules adopted by the Securities and Exchange Commission, including by making false and misleading statements in violation of Rule 14a-9, in connection with various proxy solicitation materials distributed by First Union in connection with the April 11, 1995 annual meeting of First Union shareholders, (2) the trustees violated their fiduciary obligation to exercise reasonable prudence in investing the Trust's assets by paying an excessive amount for a property in Buffalo Grove, Illinois, known as "Woodland Commons," (3) the trustees have wasted First Union's assets by authorizing the prosecution of the First Union
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CUSIP No. 337400-10-5

action against the Fund, RMO and others, and (4) First Union and its trustees have by commencing the First Union Action committed abuse of process. The Fund and RMO are seeking (1) an order nullifying the results of the vote from the April 11, 1995 annual meeting of First Union shareholders and requiring First Union to conduct a new election, (2) an order requiring First Union and its trustees to provide the Fund with a list of its shareholders, (3) an award of damages to First Union in the amount of $4.5 million, jointly and severally from each trustee for the alleged overpayment for Woodland Commons, (4) an award of damages to First Union in the amount of $950,000, jointly and severally from each trustee for the alleged abuse of process, (5) an award to the Fund and RMO of compensatory damages in the amount of $500,000 and punitive damages in the amount $1.0 million, jointly and severally from First Union and each trustee, and (6) an order declaring invalid the provisions in First Union's By-Laws that prohibit any person from owning more than 9.8% of the outstanding shares of Stock and First Union's Rights Agreement, dated March 7, 1990, which Rights Agreement is commonly known as a poison pill.

     The trial date for the First Union Action is October 31, 1995.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     In connection with the First Union Action, RMO and the Fund have previously provided First Union with the names of the members of the Fund and the names of such members were reported in Amendments No. 2 and No. 4. In addition to the members previously reported, new members of the Fund are as follows: Maureen E. Osborne and Jerome T. Osborne, Jr. Trust "B." RMO is one of the trustees of the Jerome T. Osborne, Jr. Trust "B." As previously reported, RMO, as sole managing member of the Fund, may be deemed to beneficially own the shares of Stock owned directly by the Fund, and under
Section 13d(3), RMO and the Fund may be deemed members of a group. RMO and the Fund disclaim that they are members of a group, and nothing in this Amendment No. 5 to Schedule 13D Statement shall be deemed an admission that they are members of a group. In addition, RMO and the Fund disclaim that they or either of them are members of a group with the members of the Fund, and nothing in this Amendment No. 5 to Schedule 13D Statement shall be deemed an admission that they or either of them are members of a group.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.13   --   Client Agreement between Smith Barney and the Fund

     Exhibit 7.14   --   Agreement between Smith Barney, the Fund and RMO

     Exhibit 7.15   --   RMO Guarantee

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CUSIP No. 337400-10-5

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              TURKEY VULTURE FUND XIII, LTD.



Dated:  May 8, 1995           /s/ Richard M. Osborne
                              -----------------------
                              Richard M. Osborne
                              Managing Member


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                                   EXHIBIT INDEX

     Exhibit 7.13   --   Client Agreement between Smith Barney and the Fund

     Exhibit 7.14   --   Agreement between Smith Barney, the Fund and RMO

     Exhibit 7.15   --   RMO Guarantee

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